UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

October 14, 2019

(Date of Report (Date of earliest event reported))

Automation Finance Reperformance Fund IV LLC

(Exact name of registrant as specified in its charter)

Delaware	83-1210754
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

228 Park Avenue South #67157 New York, NY	10003
(Address of principal executive offices)	(Zip Code)

(844) 736-6027
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

The Company has revised its Investment Agreement. The revised Investment Agreement is attached as Exhibit 1A-4.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 14, 2019.

Automation Finance Reperformance Fund IV LLC

By:	Automation Holdings, LLC
As Managing Member

By	/s/ Paul Birkett
Paul Birkett, Managing Member

DATED: October 14, 2019

EXHIBITS TO FORM 1-U

Exhibit Number	Description
Exhibit 1A-6E	Form of Investment Agreement

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